Exemption number: 82 4639

KGHM Polska Miedź S.A

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

02055928

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
Contact name:	**Wojciech Marciniak** Director, Investor Relations	*Phone:* *Fax:*	*(48 76) 84 78 280* *(48 76) 84 78 205*

Announcement also provided to required statutory authorities

Date: 8 November 2002

Number of pages (including this one): 1

SUPPL

Current report 65/2002

The Management Board of KGHM Polska Miedź S.A. announces that on 1 October 2002 a change in share capital was registered at the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registration, for the company ZM "LEGMET" Sp. z o.o. with its registered head office in Legnica (a subsidiary of Dolnośląska Spółka Inwestycyjna S.A., which itself is a subsidiary of KGHM Polska Miedź S.A.).
The share capital of ZM "LEGMET" Sp. z o.o. was reduced by PLN 9 523 thousand through the decrease of the nominal value of 10 000 shares from PLN 1 600.31 to PLN 648.00 per share. The decreased amount of the share capital of ZM "LEGMET" Sp. z o.o. was utilised for covering the net loss for 2001, which amounted of PLN 9 524 thousand.
The share capital of ZM "LEGMET" Sp. z o.o. after registration amounts to PLN 6 480 thousand and is divided into 10 000 shares at PLN 648.00 each.
Dolnośląska Spółka Inwestycyjna S.A. owns 100% of the share capital of ZM "LEGMET" Sp. z o.o.
The total number of votes arising from all issued shares after registration of this change in share capital is PLN 10 000.

PROCESSED
NOV 2 1 2002
THOMSON FINANCIAL

Legal basis:
(§5, section 1, point 12 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

DYREKTOR DEPARTAMENTU
Informacji i Relacji Inwestorskich
Wojciech Marciniak

DYREKTOR NACZELNY
Nadzoru Właścicielskiego i Służb Informacyjnych
Józef Dudziak

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego
Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)